Mail Stop 3561

March 20, 2008

James F. McCann
Chief Executive Officer
1-800-FLOWERS.COM, Inc.
One Old Country Road
Carle Place, NY 11514

> **Re:** **1-800-FLOWERS.COM, Inc.**
> **Form 10-K**
> **Filed September 13, 2007**
> **File No. 0-26841**

Dear Mr. McCann:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions, as applicable. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

1. Please describe in adequate detail your practices relating to working capital items and the practice within the retail industry. See Item 101(c)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 29

2. In future filings, where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, you attribute your revenue growth during the fiscal year ended July 1, 2007 to a combination of organic growth, as well as the acquisitions of Fannie May Confections Brands on May 1, 2006 and Wind & Weather on October 31, 2005. With regard to marketing and sales expense, you attribute the 9.5% and 20.4% increases during the years ended July 1, 2007 and July 2, 2006 to various factors. If possible, please quantify the extent to which each change contributes to the overall variance. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Item 10. Directors, Executive Officers and Corporate Governance, page 44

3. Please ensure that your biographical description of each of your officers and directors is complete. Specifically, please ensure that you provide the business experience during the past five years for each person and, in doing so, describe the type of business conducted at each former employer. Refer to Item 401(e) of Regulation S-K.

Item 11. Executive Compensation, page 9

Compensation Discussion and Analysis, page 9

4. Please disclose fully the role of the executive officers in determining or recommending the amount or form of executive compensation and the role of the compensation consultants, describing the nature and scope of the consultant's assignment and the material elements of the instructions or directions given to the consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K. Clarify whether your President and Chief Executive Officer met with representatives of Mercer Human Resource Consulting regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Mercer Consulting works.

5. We note your indication that you assess "the market competitiveness of [y]our compensation programs" by reviewing the surveys and other publicly-available data relating to a specific group of companies. Please tell us whether you benchmark the compensation of your named executive officers against this specific group of companies and, if so, what elements of compensation are

benchmarked, at what percentage you weigh compensation against and provide a complete list of all of the companies contained in the surveys. Please also tell us why companies such as Tiffany & Co. and William-Sonoma, Inc. are included in the group of companies you have surveyed, considering they are not primarily internet retailers and, therefore, do not appear to be within your peer competitive group.

6. We note that Mr. Christopher McCann received a 9.4% raise in his salary in 2007 but all the other named executive officers received a 0-4.7% raise. Please elaborate further on the various factors that you describe in this section to explain in detail the reasons for the greater increase in Mr. McCann's salary.

7. You describe various operational goals such as plan EBITDA and the growth of company wide revenue and the weight that the compensation committee gives to attainment of such goals. We note that you provide an extremely wide range for your operational goals. Please tell us why you have opted to utilize such a range, rather than focusing on a narrower range. Please disclose these goals in quantified form, rather than in percentage form, for the prior years reported and, if known, for the upcoming year. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

8. We note that the company-wide performance measures that you have set as operational goals for your named executive officers for compensation purposes are articulated in the form of ranges. For example, the range for company-wide growth is 16.5-31.9% and for plan EBITDA growth is 89-171%. In addition to the threshold and stretch amounts, please disclose what the target amount is, considering we note that you quantify these amounts in your Grants of Plan-Based Awards table. Please also discuss the extent to which the compensation committee can exercise or has exercised discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout. See Item 402(b)(2)(vi) of Regulation S-K.

9. Your discussion regarding the bonuses and other incentives paid to named executive officers described in this section reflects different performance goals for each of the named executive officers. Please consider the principles set forth in Rule 13a-20 under the Securities Exchange Act of 1934 when drafting your executive compensation disclosure so it is easier for an investor to understand the disclosure you have provided. In future filings, please consider presenting tabular disclosure for complex information, such as the performance goals and the weighing of goals for your incentive plans.

10. We note your disclosure that the threshold performance measures for your named executive officers are "intended to be reasonable and attainable while performance measures above the threshold are intended as stretch goals." Please state clearly how easy or difficult and how likely it will be for you to achieve the performance measures. See Instruction 4 to Item 402(b) of Regulation S-K.

Summary Compensation Table, page 15

11. In future filings, please include in your narrative disclosure to the summary compensation table and grant of plan-based awards table, an explanation of the amount of salary and bonus in proportion to total compensation and explain the differences in compensation structure such as why some executives are entitled to annual salary increases and others to merit increases. See Item 402(e) of Regulation S-K.

Potential Payments upon Termination and Change in Control, page 23

12. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee's decision regarding other compensation elements.

Certain Business Relationships with Directors and Executive Officers, page 31

13. Please describe in more detail your policies and procedures for the review, approval, or ratification of the transactions you describe this section. For example, explain how you determine whether a transaction is considered "material." See Item 404(b) of Regulation S-K.

14. Please describe whether the arrangement you entered into with Julie Mulligan was reviewed and approved either by the majority of your disinterested directors or by the stockholders of the company.

15. In future filings, please file the agreements you describe in this section as exhibits, if material.

James F. McCann
1-800-FLOWERS.COM, Inc.
March 20, 2008
Page 5

Note 2. Significant Accounting Policies, page F-6

16. We note your disclosure on page F-9 of the per share impact of stock-based compensation expense recognized during the years ended July 1, 2007, July 2, 2006 and July 3, 2005. Please note that paragraph 84 of SFAS no. 123(R) generally limits the per share effect of adoption of this Statement to the year of adoption. Please note in future financial statements.

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Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Mara Ransom, Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director